EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

STATE OR COUNTRY
OF ORGANIZATION
NAME	OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de Mexico, S. de R.L. de C.V.	Mexico
AutoZone Development Corporation	Nevada
AutoZone Northeast, Inc. fka ADAP, Inc.	New Jersey
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone West, Inc. fka Chief Auto Parts Inc.	Delaware
AutoZone.com, Inc.	Virginia
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico

In addition, fourteen subsidiaries operating in the United States and five subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.